Mail Stop 4561

April 24, 2009

Mr. Kevin P. Shone
Senior Vice President and Chief Financial Officer
Unica Corporation
170 Tracer Lane
Waltham, MA 02451-1379

      Re: **Unica Corporation**
               Form 10-K for the Fiscal Year Ended September 30, 2008
               Filed December 15, 2008
               Form 10-Q for the Quarterly Period Ended December 31, 2008
               Filed February 9, 2009
               File No. 000-51461

Dear Mr. Shone:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                  Sincerely,

                  Stephen Krikorian
                  Accounting Branch Chief